Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, California 92647

December 14, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attn:	Elaine Wolff, Branch Chief
Division of Corporation Finance

Owen Pinkerton, Esq.

Daniel Gordon, Accounting Branch Chief
Division of Corporation Finance

Eric McPhee

Re:	Quintek Technologies, Inc.
Registration Statement on Form SB-2
Registration Statement filed October 30, 2006
File No. 333-138301

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated November 17, 2006 relating to the registration statement on Form SB-2 of Quintek Technologies, Inc. The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 1 to our Form SB-2.

General

1.
Given the nature and size of the transaction being registered, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response

In response to the Staff’s comment, the Company and the selling stockholders have reduced the number of shares being registered to an aggregate of 45,700,000 shares,

Securities and Exchange Commission
December 14, 2006

which are issuable upon conversion of secured convertible debentures held by Cornell Capital Partners, L.P. The 45,700,000 shares being registered in the subject registration statement would constitute approximately 29.98% of the issued and outstanding shares of the Company.

It should be noted that although we intend to register the 45,700,000 shares issuable upon conversion of secured convertible debentures, there is no assurance that any of such shares will actually be issued or resold into the market.

Based upon the number of shares the Company intends to include for resale in the registration statement, and the manner in which such shares will be issued and resold, we do not believe that the transaction being registered is an indirect public offering, either due to the nature or size of the transaction for the following reasons:

Transaction is a Sale of Secured Notes

The primary transaction between the Company and Cornell Capital Partners, L.P., who is an accredited or institutional investor, was the sale of secured convertible debentures in a transaction that satisfies the requirements of Regulation D under the Securities Act of 1933, as amended. The Company is obligated to repay the debentures in cash. Although Cornell Capital Partners generally has a right to convert the debentures into shares of common stock under certain circumstances, the debentures permits the Company to prepay in cash all or a portion of the outstanding principal and accrued and unpaid interest upon certain conditions being met. Accordingly, although it is likely that some or all of the debentures will be repaid through the conversion to common stock, there is no assurance that any common stock will be issued to and resold by Cornell Capital Partners, L.P. If all of the registered shares are in fact sold, Cornell Capital Partners only recourse for the balance of the money due would be a cash payment by the Company. Further, it is important to note that the investor bears a substantial amount of risk, which risk includes the fact that any ultimate proposed resale of the shares of common stock remains subject to numerous factors including, but not limited to, the amount of time for which their investment is at risk (which will depend, in part, upon the Company’s ability to have a registration statement declared effective by the Commission), and the ability to resell the securities (which will depend, in part, upon the market for the Company’s shares should the notes be repaid, in whole or in part, through the conversion to common stock).

Offering is not Akin to Offering by Company

Unlike a best efforts public offering on behalf of the Company, the Company will not receive any additional proceeds from the purchase and sale of the notes upon the effectiveness of the registration statement, regardless of when or if any shares are ultimately issued to or resold by Cornell Capital Partners. In addition, the decision to sell the registered shares rests solely with Cornell Capital Partners, not the Company, or any person or entity acting on behalf of the Company.

Securities and Exchange Commission
December 14, 2006

Selling Shareholders are not Affiliates

Finally, it should be noted that Cornell Capital Partners is not an affiliate of the Company, in that:

•	it has no ability directly or indirectly to control the actions of the Company either by contract or through management or exercise of voting rights;
•	it does not have any greater access than other shareholders to information about the Company, its operations or financial results; and
•
it is contractually restricted from owning more than 4.99% of the Company’s outstanding common stock. It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l., No. 00-7630. Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, “The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the matter at hand does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable.

Conclusion

In light of the foregoing, we do not believe there is any indicia of affiliation between the Company and the selling stockholder, nor is there is any basis under which the selling stockholder in the subject offering can be considered an alter ego of the registrant. Rule 415 (a)(1)(i) clearly permits an offering of securities to be made on a continuous or delayed basis provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. The Commission has always permitted the use of Registration Statements on Form SB-2 for the purpose of conducting or completing an offering to be made on a continuous or delayed pursuant to Rule 415.

For the reasons set forth above, we do not believe there is a basis in current law to deny the registration of the shares of common stock underlying the debentures in subject offering, nor do we believe that the transaction being registered in the prospectus constitutes an indirect primary offering, but rather a secondary offering to be made on a resale basis by a bona fide selling stockholder, who bears the full economic burden of its investment.

Securities and Exchange Commission
December 14, 2006

2.	In connection with your analysis regarding whether the resale by the selling stockholders should be considered an indirect primary offering, please provide the following information in tabular form:

•
all cash payments made or to be made to the selling stockholders, any affiliate of the selling stockholders, or any person with whom the selling stockholders has a contractual relationship regarding the transaction (including any payments made to “finders” or “placement agents”) with footnote disclosure of the terms of each such payment; and

•
all discounts received or to be received by the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders has a contractual relationship regarding the transaction, including any discounts to market should payments on the convertible debentures be made in securities or any discounts to market in the exercise price of any warrants or options with footnote disclosure of the terms of each such discount; and

•	the dollar value of the common stock underlying the convertible debentures that are registered for resale.

In addition, please provide the following information in tabular form:

•	the total proceeds you received from the each of the selling stockholders from the sale of the convertible debentures;

•	all cash payments that are included in the table described above; and

•	the resulting net proceeds you received.

Response

Question	Response

What cash payments have been or will be made to the selling stockholders?
$200,000 fee payable to Yorkville Advisors LLC, the general partner of Cornell Capital;

$20,000 structuring fee payable to Yorkville Advisors LLC, the general partner of Cornell Capital; and

$5,000 due diligence fee payable to Cornell Capital.
===========
$225,000 aggregate fees paid

Securities and Exchange Commission
December 14, 2006

What discounts have been or will be received by the selling stockholders?
If paid off at maturity:

Face value of debentures, plus accrued interest of 10% per annum.

If prepaid by Company prior to maturity:

120% of face value of debentures been redeemed, plus accrued interest of 10% per annum.(1)

If converted into shares of common stock:

The conversion price is the lower of: (i) $0.0662 or (ii) ninety five percent (95%) of the lowest Volume Weighted Average Price of the Company’s Common Stock during the thirty (30) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP

What is the dollar value of the common stock underlying the convertible debentures being registered for resale?	$1,371,000, based on $0.03 per share, which was the closing sale price of the Company’s common stock on December 7, 2006.

What are the gross proceeds from sale of the convertible debentures?	$2,000,000 (2)

What is the total value of all cash payments made by the Company?	$225,000

What are the resulting net proceeds the Company received?	$1,775,000 (2)

(1)
In addition, the Company will issue, pro rata, a warrant to purchase 250,000 shares of common stock at an exercise price of $0.0662 for every $100,000 of debentures redeemed prior to the maturity date.

(2)
Assumes that the registration statement is declared effective, which is required for the final debenture purchase in the face amount of $500,000. In the event that the registration statement is not declared effective, the gross proceeds will be $1,500,000 and the net proceeds $1,275,000.

Securities and Exchange Commission
December 14, 2006

3.
Please provide in tabular form all prior securities transaction between you and each of the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons). The table should include the following information for each transaction:

•	the number of shares of the class of securities subject to the transaction that were authorized prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were authorized prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued in the transaction (assuming full issuance);

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

We are not aware of any prior securities transaction between us and Cornell Capital Partners, any affiliates of Cornell Capital Partners, or any person with whom Cornell Capital Partners has a contractual relationship regarding the transaction (or any predecessors of those persons).

4.
Please provide an analysis comparing the number of shares underlying the convertible debt and warrants held by the selling stockholders that are registered for resale to the number of outstanding shares held by persons other than the shares registered in this offering and shares held by:

•	affiliates of the selling stockholders;

•	any person with whom the selling stockholders has a contractual relationship regarding the transaction, including any payments made to finders or placement agents; and

•	affiliates of the issuer.

Securities and Exchange Commission
December 14, 2006

The calculation should not include any securities underlying any outstanding convertible securities, options or warrants.

Response

Shares underlying the convertible debt and warrants held by the selling stockholders that are registered for resale	Shares held by affiliates of the selling stockholders	Shares held by any person with whom the selling stockholders has a contractual relationship regarding the transaction, including any payments made to finders or placement agents	Shares held by affiliates of the issuer

45,700,000	0	0	10,812,360

5.
We note that you have comments outstanding from our review of the company’s Form 10-KSB for the year ended June 30, 2004. We will need to clear these comments before the Form SB-2 can be brought effective.

Response

On July 25, 2006, we filed correspondence responding to the comments we received on your review of our Form 10-KSB for the year ended June 30, 2004. The accession number for the filing was 0001356018-06-000066. We will provide another copy of our prior responses supplementally. We have not been made aware of any further comments on our Form 10-KSB for the year ended June 30, 2004.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ ROBERT STEELE

Robert Steele
Chief Executive Officer